                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

           TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF
                                      1934

                       FOR THE QUARTER ENDED June 30, 2003

                        COMMISSION FILE NUMBER 000-29103

                          ST ASSEMBLY TEST SERVICES LTD
             (Exact name of registrant as specified in its charter)

                                 Not Applicable
                                 --------------
                 (Translation of registrant's name into English)

                              Republic of Singapore
                              ---------------------
                 (Jurisdiction of incorporation or organization)

                               5 YISHUN STREET 23
                                SINGAPORE 768442
                                 (65) 6824-7888
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F   X   Form 40-F
                                   -----          -----

  Indicate by check mark whether the registrant by furnishing the information contained in the form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                              Yes        No   X
                                  -----     -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). Not Applicable

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                   ST ASSEMBLY TEST SERVICES LTD
                                   BY:


                                   /s/ Tan Lay Koon
                                   ---------------------------------------------
                                   Name  : Tan Lay Koon
                                   Title : President and Chief Executive Officer Date : July 30, 2003

EARNINGS RELEASE


                    STATS REPORTS SECOND QUARTER 2003 RESULTS

      NET REVENUES UP 71% FROM YEAR-AGO-QUARTER AND 16% FROM PRIOR QUARTER
                  CONTINUING IMPROVEMENTS IN OPERATING MARGINS


-   NET REVENUES OF $87.6 MILLION
-   LOSS PER ADS OF $0.01

SINGAPORE AND MILPITAS, CALIFORNIA, JULY 30, 2003 - ST Assembly Test Services Ltd ("STATS" - Nasdaq: STTS and SGX: ST Assembly), a leading semiconductor test and assembly service provider, today reported second quarter net revenues of $87.6 million, an increase of 71% over the same quarter a year ago and an increase of 16% over the prior quarter.

Net loss for the second quarter 2003 was $0.7 million compared to a net loss of $21.6 million in the same quarter a year ago, and net loss of $9.6 million in the prior quarter. The net loss included a gain of $3.8 million (net of tax) from the sale of our marketable securities.

Diluted loss per American Depository Share (ADS) was $0.01 and diluted loss per ordinary share was $0.001 in the second quarter compared to a loss of $0.22 per ADS and $0.02 per ordinary share in the same quarter a year ago, and a loss per ADS and loss per ordinary share of $0.10 and $0.01, respectively, in the prior quarter.

Tan Lay Koon, President and Chief Executive Officer, commented "Despite the challenging operating environment, we again increased our net revenues in the second quarter, our seventh consecutive quarter of sequential revenue growth. Gross profit margin improved to 11% in the second quarter compared to negative 17% in the quarter a year ago, and 5% in the prior quarter. Net loss narrowed to $0.7 milllion, an improvement of $20.9 million over the same quarter a year ago and an improvement of $8.9 million over the prior quarter.

With the exception of the wireless handset segment, we saw continuing strength in all other market segments that STATS participated in, namely broadband access, networking, computing peripheral and digital consumer.

Our financial performance has validated our strategy of offering integrated assembly and test solutions under one roof to our customers. This strategy is based on a commitment to continuing investments in advanced packaging technologies to complement our leadership in mixed signal testing. During the quarter we announced a new systems-in-package (SiP) solution and further enhancement to our flip chip package offering. Reflecting our progress in advanced packaging engagements, revenues from our array packages rose further to $15.4 million or 39% of assembly revenues in this quarter.

Our investments in Winstek Semiconductor Corporation ("Winstek") in Taiwan and FastRamp Test Services, Inc. ("FastRamp") in the US have allowed us to participate in new market opportunities. Net revenues at our FastRamp facilities in Milpitas and San Diego grew 13% sequentially. Winstek's revenues grew 91% over the same quarter a year ago and 34% over the prior quarter as we gained further traction with our Taiwanese customers. Winstek contributed 9% of our revenues in the quarter, and is today one of the leading test houses serving foundries and fabless design houses in Taiwan.

We have also, despite the challenging conditions in the semiconductor industry in the last two years, continued to invest for the future. We added to our existing manufacturing presence in Singapore, Taiwan and the US with our recent expansion into China. On July 3, 2003, we announced our plan to set up a 25,000 square foot manufacturing facility in Shanghai, China. This facility will give us a foothold to participate in China's expanding outsourcing semiconductor business and support our global customers' needs in China.

STATS ended the quarter with a strong balance sheet and our cash, cash equivalents and marketable securities balance was $201.0 million as of June 30, 2003."


HIGHLIGHTS OF FINANCIAL PERFORMANCE

     - Net revenues for the second quarter were $87.6 million compared to $51.3 million in the same quarter a year ago, and $75.5 million in the prior quarter. Revenues from assembly in this quarter were $39.0 million or 45% of net revenues and test revenues were $48.6 million or 55% of net revenues.
     - Gross profit for second quarter 2003 was $9.9 million or a gross margin of 11% compared to gross loss of $8.8 million or negative gross margin of 17% in the same quarter a year ago. Gross margin in this quarter improved from the gross margin of 5% in the prior quarter due principally to higher utilization.
     - Depreciation expense and the cost of leasing production equipment was $32.6 million in the second quarter 2003 compared to $29.2 million in the same quarter a year ago, and $31.0 million in the prior quarter.
     - Operating expenses in the second quarter 2003 were $12.6 million compared to $13.4 million in the same quarter a year ago, and $12.8 million in the prior quarter.
     - Selling, general and administrative ("SG&A") expenses for the second quarter of 2003 decreased to $8.3 million or 9% of net revenues compared to $8.8 million or 17% of net revenues in the same quarter a year ago, and $8.7 million or 12% of net revenues in the prior quarter.
     - Research and development ("R&D") expenses were $4.0 million in the second quarter or 5% of net revenues compared to $4.5 million or 9% of net revenues in the same quarter a year ago, and $4.5 million or 6% of net revenues in the prior quarter.
     - Unit shipments for the test business in second quarter 2003 increased by 60% over the same quarter a year ago, and increased 17% sequentially. Unit shipments in our assembly business increased by 52% over the same quarter a year ago, and increased 16% sequentially.
     - Average selling prices (ASPs) for the test business increased by about 6% compared to the prior quarter due principally to an increase in the number of complex devices tested requiring longer test time. ASPs in the assembly business decreased 11% this quarter from the prior quarter primarily due to product mix changes.
     - Capital expenditures, including that of Winstek and FastRamp, were $46.9 million in this quarter principally for new capabilities and production equipment. As of June 30, 2003, the company had 339 testers, including 68 testers at Winstek, 17 testers at FastRamp and 696 wirebonders.

MIXED SIGNAL EXPERTISE

Mixed signal devices continued to be the largest contributor to our test revenues, comprising 83% of total test revenues in the second quarter 2003. During the quarter, revenues from high-end digital testing increased over the prior quarter but decreased as a percentage of test revenues to 17%.


                    TEST REVENUES BREAKDOWN BY TESTING TYPE

                                   THREE MONTHS ENDED
                                   ------------------
                        MARCH 31, 2003            JUNE 30, 2003
----------------------------------------------------------------------
TYPE OF TESTING       % OF TEST REVENUES       % OF TEST REVENUES
----------------------------------------------------------------------
Mixed Signal                 79.9                     82.5
----------------------------------------------------------------------
Digital                      19.9                     17.4
----------------------------------------------------------------------
Memory                        0.2                      0.1
----------------------------------------------------------------------


MARKET DYNAMICS

The United States remained our largest revenue contributor by region, contributing 81% of net revenues although revenues from Europe and Asia increased slightly as a percentage of net revenues in the second quarter. Revenues from Europe increased to 5% of net revenues reflecting an improvement in demand from our European customers.

The communications segment continued to be our largest revenue contributor in this quarter accounting for 55% of net revenues. Net revenues from integrated device manufacturers ("IDMs") and fabless semiconductor companies were about the same at 45% and 44% of net revenues, respectively.


                      REVENUES BREAKDOWN BY MARKET SEGMENT

                                    THREE MONTHS ENDED
                                    ------------------
                        MARCH 31, 2003            JUNE 30, 2003
----------------------------------------------------------------------
MARKET SEGMENT         % OF NET REVENUES        % OF NET REVENUES
----------------------------------------------------------------------
Communications               55.8                     54.9
----------------------------------------------------------------------
Computer                     33.2                     31.4
----------------------------------------------------------------------
Consumer/Others              11.0                     13.7
----------------------------------------------------------------------


                          REVENUES BREAKDOWN BY REGION

                                   THREE MONTHS ENDED
                                   ------------------
                        MARCH 31, 2003            JUNE 30, 2003
----------------------------------------------------------------------
REGION                % OF NET REVENUES         % OF NET REVENUES
----------------------------------------------------------------------
United States                83.1                     81.1
----------------------------------------------------------------------
Europe                       3.3                       4.5
----------------------------------------------------------------------
Asia                         13.6                     14.4
----------------------------------------------------------------------


                      REVENUES BREAKDOWN BY CUSTOMER TYPE

                                   THREE MONTHS ENDED
                                   ------------------
                        MARCH 31, 2003            JUNE 30, 2003
----------------------------------------------------------------------
CUSTOMER TYPE         % OF NET REVENUES         % OF NET REVENUES
----------------------------------------------------------------------
Foundries                    9.3                      11.3
----------------------------------------------------------------------
Fabless                      45.9                     43.5
----------------------------------------------------------------------
IDMs                         44.8                     45.2
----------------------------------------------------------------------

BUSINESS OUTLOOK

The following statements are based on current expectations. These statements are forward-looking and actual results may differ materially.

"Other than the weakness in the wireless handset space, we expect the growth momentum we have been seeing in the other end markets we are engaged with to continue. Although the market environment remains challenging, we expect our revenue growth momentum to continue into the third quarter. Based on current outlook, we expect revenues in the third quarter of 2003 to be about 5% to 10% higher than in the second quarter of 2003," said Tan Lay Koon, President and Chief Executive Officer.

"We expect aggregate utilization in the third quarter to improve marginally from the 67% in the second quarter. We expect our budgeted capital expenditures for the full year 2003 to be about $150 to $180 million," added Pearlyne Wang, acting Chief Financial Officer.


HIGHLIGHTS OF SECOND QUARTER ACHIEVEMENTS

During the second quarter we announced qualification of total System-in-Package
(SiP) solutions in PBGA, stPBGA, and LGA packages as well as its surface mount manufacturing capability. SiP technology integrates one or more ICs, passives, RF and other components in a package to reduce the complexity of a system board. The STATS model emphasizes early engagement with customers at the system architecture and partitioning stage. STATS performs thermal, electrical, and mechanical characterization concurrently with test planning as part of the overall design and layout process to offer lower cost and faster turnaround. SiP is currently used to integrate baseband and RF devices for cellular, GPS and Bluetooth products. SiP solutions are also found in digital cameras, PDAs and numerous computing applications.

In June 2003, Winstek announced that it had signed a strategic alliance agreement with Orient Semiconductor Electronics, Ltd. ("OSE"), a leading Taiwanese assembly company, to jointly offer full turnkey assembly and test services to the Taiwan semiconductor market. Under the agreement, Winstek will provide wafer probe and final test to OSE customers who require turnkey assembly and test. At the same time, OSE will support Winstek customers with packaging services under the turnkey service model.

In May 2003, STATS introduced the Flip Chip Ball Grid Array with Buildup Substrate and Heat Spreader (FCBGA-HB) for high performance communication and computing applications. The new FCBGA-HB is part of STATS total flip chip solutions, which comprises in-house thermal/electrical simulation, wafer bumping, 300mm wafer front-end assembly, and complete test capabilities for such high performance packages. The FCBGA-HB features STATS' innovative one-piece heat spreader for superior electrical and thermal performance, on a high performance four to eight layer buildup substrate. The patent-pending one-piece heat spreader also offers simplicity of assembly and greater flexibility at lower cost. The FCBGA-HB is targeted at high performance applications used in enterprise servers, network switches/routers, next generation network processors and wireless base stations.

During the quarter, STATS announced development of a low cost packaging solution for 10 Gbps, which was jointly developed with Aeluros, a leader in high-performance, low-power CMOS solutions based in Mountain View, California. By combining respective research and development efforts during the IC design layout process, STATS and Aeluros were able to successfully expand the potential of the PBGA package to address the requirements of 10 Gbps applications. Aeluros will be deploying STATS' low cost solution to deliver a series of leading-edge high-speed CMOS devices.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
               FOR THE THREE MONTHS ENDED JUNE 30, 2002 AND 2003
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

                                                                                      FOR THE THREE MONTHS ENDED JUNE 30,
                                                                                      -----------------------------------
                                                                                        2002                       2003
                                                                                      --------                   --------
Net revenues ....................................................................     $ 51,259                   $ 87,602
Cost of revenues ................................................................      (60,031)                   (77,680)
                                                                                      --------                   --------
Gross profit (loss) .............................................................       (8,772)                     9,922
                                                                                      --------                   --------

Operating expenses:
  Selling, general and administrative ...........................................        8,826                      8,273
  Research and development ......................................................        4,530                      4,033
  Others, net ...................................................................           19                        281
                                                                                      --------                   --------
     Total operating expenses ...................................................       13,375                     12,587
                                                                                      --------                   --------

Operating loss ..................................................................      (22,147)                    (2,665)

Other income (expense):
  Interest expense, net .........................................................       (1,775)                    (1,911)
  Foreign currency exchange gain ................................................          423                        389
  Other non-operating income, net ...............................................        1,771                      5,176
                                                                                      --------                   --------
     Total other income .........................................................          419                      3,654
                                                                                      --------                   --------

Income (loss) before income taxes ...............................................      (21,728)                       989
Income tax benefit (expense) ....................................................          441                     (1,273)
                                                                                      --------                   --------
Net loss before minority interest ...............................................      (21,287)                      (284)
Minority interest ...............................................................         (278)                      (418)
                                                                                      --------                   --------
Net loss ........................................................................     $(21,565)                  $   (702)
                                                                                      ========                   ========

Basic and diluted net loss per ordinary share....................................     $  (0.02)                  $ (0.001)

Basic and diluted net loss per ADS ..............................................        (0.22)                     (0.01)

Ordinary shares (in thousands) used in per ordinary share calculation:
- basic and diluted .............................................................      991,536                    992,301
                                                                                      ========                   ========

ADS (in thousands) used in per ADS calculation:
- basic  and diluted ............................................................       99,154                     99,230
                                                                                      ========                   ========

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
        UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
                FOR THE THREE MONTHS ENDED JUNE 30, 2002 AND 2003
                           IN THOUSANDS OF US DOLLARS



                                                                                  FOR THE THREE MONTHS ENDED JUNE 30,
                                                                                  -----------------------------------
                                                                                    2002                        2003
                                                                                  --------                     ------
Net loss ........................................................................ $(21,565)                      (702)
                                                                                  ========                     ======
Other comprehensive income (loss):
  Unrealized gain on available-for-sale
   marketable securities .......................................................       160                      4,186
  Realized gain on available-for-sale
   marketable securities included in net loss ..................................         -                     (4,854)
  Foreign currency translation adjustment .......................................    1,152                        113
                                                                                  --------                     ------
Comprehensive loss .............................................................. $(20,253)                    (1,257)
                                                                                  ========                     ======


                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                FOR THE SIX MONTHS ENDED JUNE 30, 2002 AND 2003
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)



                                                                                      FOR THE SIX MONTHS ENDED JUNE 30,
                                                                                      ---------------------------------
                                                                                         2002                    2003
                                                                                      ---------               ---------
Net revenues ...................................................................      $  90,663               $ 163,133
Cost of revenues ...............................................................       (113,259)               (149,695)
                                                                                      ---------               ---------
Gross profit (loss) ............................................................        (22,596)                 13,438
                                                                                      ---------               ---------

Operating expenses:
  Selling, general and administrative ..........................................         17,850                  16,977
  Research and development .....................................................          8,688                   8,525
  Others, net ..................................................................            149                    (106)
                                                                                      ---------               ---------
    Total operating expenses ...................................................         26,687                  25,396
                                                                                      ---------               ---------

Operating loss .................................................................        (49,283)                (11,958)

Other income (expense):
  Interest expense, net ........................................................         (1,784)                 (3,577)
  Foreign currency exchange gain ...............................................            622                     153
  Other non-operating income, net ..............................................          2,232                   6,166
                                                                                      ---------               ---------
    Total other income .........................................................          1,070                   2,742
                                                                                      ---------               ---------

Loss before income taxes .......................................................        (48,213)                 (9,216)
Income tax benefit (expense) ...................................................            300                    (162)
                                                                                      ---------               ---------
Net loss before minority interest ..............................................        (47,913)                 (9,378)
Minority interest ..............................................................           (205)                   (951)
                                                                                      ---------               ---------
Net loss .......................................................................      $ (48,118)              $ (10,329)
                                                                                      =========               =========

Basic and diluted net loss per ordinary share ..................................      $   (0.05)              $   (0.01)
Basic and diluted net loss per ADS .............................................      $   (0.49)              $   (0.10)

Ordinary shares (in thousands) used in per ordinary share calculation:
- basic  and diluted ...........................................................        991,000                 992,273
                                                                                      =========               =========
ADS (in thousands) used in per ADS calculation:
- basic and diluted ............................................................         99,100                  99,227
                                                                                      =========               =========

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
        UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
                 FOR THE SIX MONTHS ENDED JUNE 30, 2002 AND 2003
                           IN THOUSANDS OF US DOLLARS


                                                                                      FOR THE SIX MONTHS ENDED JUNE 30,
                                                                                      ---------------------------------
                                                                                        2002                     2003
                                                                                      --------                 --------
Net loss .......................................................................      $(48,118)                $(10,329)
                                                                                      ========                 ========
Other comprehensive income (loss):
  Unrealized gain on available-for-sale
   marketable securities .......................................................           487                    4,500
  Realized (gain) loss on available-for-sale
   marketable securities included in net loss ..................................             2                   (4,837)
  Foreign currency translation adjustment ......................................           760                      116
                                                                                      --------                 --------
Comprehensive loss .............................................................      $(46,869)                $(10,550)
                                                                                      ========                 ========

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
                    AS OF DECEMBER 31, 2002 AND JUNE 30, 2003
                           IN THOUSANDS OF US DOLLARS



                                                                                   DECEMBER 31,               JUNE 30,
                                                                                       2002                     2003
                                                                                   ------------              ---------
ASSETS
Current assets:
  Cash and cash equivalents ....................................................    $ 167,661                 $ 179,493
  Marketable securities ........................................................       11,960                     6,401
  Accounts receivable, net .....................................................       49,461                    61,232
  Amounts due from ST and ST affiliates ........................................        3,727                     4,967
  Other receivables ............................................................        8,913                     1,991
  Inventories ..................................................................        9,744                    13,056
  Prepaid expenses .............................................................       10,565                    10,779
  Other current assets .........................................................        5,066                     4,203
                                                                                    ---------                 ---------
    Total current assets .......................................................      267,097                   282,122
Marketable securities ..........................................................       57,883                    15,113
Property, plant and equipment, net .............................................      357,456                   396,398
Prepaid expenses ...............................................................        4,351                     3,376
Goodwill .......................................................................        1,321                     1,321
Other assets ...................................................................       33,860                    40,607
                                                                                    ---------                 ---------
    Total assets ...............................................................    $ 721,968                 $ 738,937
                                                                                    =========                 =========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable .............................................................    $  15,336                 $  12,111
  Short term borrowings ........................................................        5,174                    12,878
  Current obligations under capital leases .....................................        6,558                    11,692
  Current installments of long-term debt .......................................       16,414                    10,678
  Amounts due to ST and ST affiliates ..........................................        1,858                     2,592
  Accrued operating expenses ...................................................       22,578                    23,834
  Income taxes payable .........................................................        1,263                     3,673
  Other payables ...............................................................       32,065                    48,801
                                                                                    ---------                 ---------
    Total current liabilities ..................................................      101,246                   126,259
Obligations under capital leases, excluding
 current portion ................................................................       5,520                     2,928
Long-term debt, excluding current portion ......................................       13,357                    12,959
Convertible notes ..............................................................      205,013                   208,296
Other non-current liabilities ..................................................        4,494                     5,498
                                                                                    ---------                 ---------
    Total liabilities ..........................................................      329,630                   355,940

Minority interests .............................................................       25,826                    26,900

Shareholders' equity:
Share capital ..................................................................      160,295                   160,336
Additional paid-in capital .....................................................      389,679                   389,773
Accumulated other comprehensive loss ...........................................       (9,266)                   (9,487)
Retained deficit ...............................................................     (174,196)                 (184,525)
                                                                                    ---------                 ---------
    Total shareholders' equity .................................................      366,512                   356,097
                                                                                    ---------                 ---------
    Total Liabilities and Shareholders' Equity .................................    $ 721,968                 $ 738,937
                                                                                    =========                 =========

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE SIX MONTHS ENDED JUNE 30, 2002 AND 2003
                           IN THOUSANDS OF US DOLLARS


                                                                                           FOR THE SIX MONTHS ENDED JUNE 30,
                                                                                           ---------------------------------
                                                                                              2002                   2003
                                                                                           ---------              ---------
Net loss .............................................................................     $ (48,118)             $ (10,329)
Adjustments to reconcile net loss to net cash provided by
(used in) operating activities:
  Depreciation and amortization ......................................................        49,628                 59,010
  Amortization of leasing prepayments ................................................        10,343                  6,136
  (Gain) loss on sale of property, plant and equipment ...............................           238                    (56)
  Accretion of discount on convertible notes .........................................         1,825                  3,283
  Deferred income taxes ..............................................................          (857)                (1,793)
  Exchange gain ......................................................................          (331)                  (413)
  Minority interest in income in subsidiary ..........................................           205                    951
  Gain on sale or maturity of marketable securities ..................................          (567)                (4,835)
Changes in operating working capital:
  Accounts receivable ................................................................       (11,954)               (11,745)
  Amounts due from ST and ST affiliates ..............................................          (310)                  (748)
  Inventories ........................................................................        (2,111)                (3,312)
  Other receivables, prepaid expenses and other assets ...............................        (1,251)                 1,086
  Accounts payable, accrued operating expenses and
   other payables ....................................................................         1,396                    393
  Amounts due to ST and ST affiliates ................................................           230                    243
                                                                                           ---------              ---------
Net cash provided by (used in) operating activities ..................................        (1,634)                37,871
                                                                                           ---------              ---------
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale or maturity of marketable securities ..............................         1,399                 64,714
Purchases of marketable securities ...................................................      (105,527)               (11,819)
Purchases of property, plant and equipment ...........................................       (62,861)               (73,665)
Other, net ...........................................................................             8                 (4,417)
                                                                                           ---------              ---------
Net cash used in investing activities ................................................      (166,981)               (25,187)
                                                                                           ---------              ---------
CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of short-term debt .........................................................             -                   (144)
Repayment of long-term debt ..........................................................       (7,0137)                (7,397)
Proceeds from issuance of convertible notes ..........................................       195,032                      -
Proceeds from bank borrowings ........................................................        11,867                  8,950
(Increase) decrease in restricted cash ...............................................       (12,121)                 1,486
Grants received ......................................................................         1,150                      -
Capital lease payments ...............................................................        (7,726)                (4,263)
Proceeds from issuance of shares .....................................................         1,778                     99
                                                                                           ---------              ---------
Net cash provided by (used in) financing activities ..................................       182,967                 (1,269)
                                                                                           ---------              ---------
Net increase in cash and cash equivalents ............................................        14,352                 11,415
Effect of exchange rate changes on cash and
 cash equivalents ....................................................................           526                    417
Cash and cash equivalents at beginning of the period .................................       115,214                167,661
                                                                                           ---------              ---------
Cash and cash equivalents at end of the period .......................................     $ 130,092              $ 179,493
                                                                                           =========              =========

SUPPLEMENTARY CASH FLOW INFORMATION

Cash paid for:
  Interest ...........................................................................     $     513              $   3,606
  Income taxes .......................................................................     $     804              $     343


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ABOUT ST ASSEMBLY TEST SERVICES LTD. (STATS)

ST Assembly Test Services Ltd. ("STATS" - NNM: STTS and SGX: ST Assembly), is a leading semiconductor test and assembly service provider to fabless companies, integrated device manufacturers and wafer foundries. With its principal operations in Singapore and global operations in the United States, United Kingdom, Germany, Japan and Taiwan, STATS offers full back-end turnkey solutions to customers worldwide. STATS' expertise is in testing mixed-signal semiconductors, which are extensively used in fast growing communications applications such as data networking, broadband and mobile communications. STATS also offers advanced assembly services and has developed a wide array of traditional and advanced leadframe and laminate based products, including various ball grid array packages to serve some of the world's technological leaders. STATS was listed on the Nasdaq National Market and The Singapore Exchange in January 2000 and is in the Morgan Stanley Capital International
(MSCI) Index and the Straits Times Industrial Index. Further information is available at www.stts.com

Certain of the statements in this press release including but not limited to statements regarding industry growth and statements in "Business Outlook" on revenue growth, utilization rates and capital expenditures are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. Factors that could cause actual results to differ include general business and economic conditions and the state of the semiconductor industry; demand for end-use applications products such as communications equipment and personal computers; reliance on a small group of principal customers; decisions by customers to discontinue outsourcing of test and assembly services; changes in customer order patterns; rescheduling or canceling of customer orders; changes in product mix; capacity utilization; level of competition; pricing pressures including declines in average selling prices; continued success in technological innovations; delays in acquiring or installing new equipment; shortages in supply of key components; availability of financing; exchange rate fluctuations; litigation and other risks described from time to time in the Company's SEC filings, including its annual report on Form 20-F dated March 31, 2003. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.



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SINGAPORE CONTACTS:

Elaine Ang                                                  Khor Hwee Eng
Manager, Investor Relations/Corporate Communications        Senior Communications Executive
Tel: (65) 6824 1738, Fax: (65) 6822 8887                    Tel: (65) 6824 1291, Fax: (65) 6822 7831
email: angelaine@stats.st.com.sg                            email: khorhweeeng@stats.st.com.sg


US CONTACTS:

Drew Davies                                                 Lisa Lavin
Director, Investor Relations                                Marcom Manager
Tel: (408) 586 0608, Fax: (408) 586 0652                    Tel: (208) 939 3104, Fax: (208) 939 4817
email: daviesd@statsus.com                                  email: lavinl@statsus.com
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